June 2, 2025

Paulo Bonifacio
Chief Executive Officer
BRB Foods Inc.
Rua Doutor Eduardo de Souza Aranha
387     Conjunto 151
Sao Paulo, SP, Brazil 04543-121

       Re: BRB Foods Inc.
           Amendment No. 10 to Registration Statement on Form S-1
           File No. 333-276557
           Filed on May 13, 2025
Dear Paulo Bonifacio:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 16, 2024 letter.

Amendment No. 10 to Registration Statement on Form S-1
Summary, page 2

1. You state on page 2 that the increased monetary policy rate "meant an increase in the cost of working capital financing, which also reduced the availability of credit lines, and significantly increased financial expenses from US$1,466,976 in fiscal year 2023, to US$1,172,087 in fiscal year 2024." This change appears to reflect a decrease in financial expenses. Please revise.
2. Please revise to prominently disclose in this section that your sales have been suspended since the second quarter of 2024. Please clearly state where your financial performance has been impacted by this suspension. For example, your discussion of
 June 2, 2025
Page 2

       net losses for the year ended December 31, 2024 does not reference such suspension.
       Further, please include a summary of the factors that led to a decrease in net revenue from US$10,054,390 in FY 2023 to $40,463 in 2024.
Risk Factors
Risks Related to Our Business and Industry, page 11

3. Please revise to add risk factor disclosure discussing the fact that your sales have been suspended since the second quarter of 2024. Where you discuss market share, customers and vendors, revise to specifically address any challenges associated with the suspension of sales and the obstacles you could face when you attempt to re-
       enter the market.
Inflation and certain measures by the Brazilian government to curb inflation may adversely affect us., page 29

4. Please update your inflation risk factor to reflect the inflation information as of a more recent date. For example, we note language that "[w]e expect that the Selic rate will not decrease further in 2024".
Management's Discussion and Analysis of Financial Condition and Results of Operations
Operational Strategy and Logistics, page 45

5. Noting that your pause on sales will extend, at a minimum, into the third quarter of
       2025, please expand your disclosure to more fully describe the decision to suspend sales of your prior three products, the actions you have taken during this time period to grow and continue your business, and the reason for the continued pause on sales.
Strategic Planning, page 50

6. Please update the bullet points summarizing your "pillars" for strategic planning, to reflect the pause in sales starting in the second quarter of 2024. For example, but not limited to, you state you have 2,500 points of sale, but you currently are not conducting sales.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended December 31, 2024 and 2023, page 54

7. Please revise the disclosures in the table, and throughout the MD&A section, to present expenses and losses in parentheses to appropriately reflect them as negative amounts.
Liquidity and Capital Resources
Liquidity, page 55

8. We note you disclose on page 56 that your current working capital is sufficient for your present requirements. We also note your disclosure on page 11 related to substantial doubt about your ability to continue as a going concern, and that your balance sheet reflects a working capital deficit. Please revise your disclosure to remove inconsistencies.
 June 2, 2025
Page 3
Cash Flows, page 56

9. Please revise the amount of cash provided by operating activities for the year ended
       December 31, 2024 in the table and the following paragraph to reconcile it with the amount from the statement of cash flows on page F-9. Also, revise the direction of the amounts for the net cash provided by (used in) financing activities in the table appropriately.
Independent Auditor's Report on Consolidated Financial Statements, page F-2

10. We note your disclosure on page 11 that your independent registered public accounting firm included an explanatory paragraph concerning substantial doubt about your ability to continue as a going concern in its report of your financial statements for the years ended December 31, 2024 and 2023. Please have your auditor revise its report to comply with paragraph 12 of AS 2415.
11. Please have your auditor revise its audit report to state the year the auditor began serving consecutively as the company's auditor to comply with paragraph 10b of AS
       3101.
Income Statement, page F-6

12. Please present earnings per share amounts here and on page F-34 rounded to the nearest cent (i.e., using only two decimal points) in order not to imply a greater degree of precision than exists.
Statement of Cash Flows, page F-9

13. Please revise the labels appropriately. In this regard, it appears "(=) Cash flows from investing activities" represents cash flows used in or provided by operating activities.
       Similarly, "(=) Net cash from operating activities" appears to represent cash flows used in investing activities.
Note 13. Intangible Assets, page F-20

14. Please provide us more detail as to the nature of the Other Operational Intangible asset of $2,191,433 at December 31, 2024. As part of your response please provide us the authoritative literature you relied upon when capitalizing this amount. In this regard, please note that Staff Accounting Bulletin Topic 5.A indicates that specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.
       However, management salaries or other general and administrative expenses may not be allocated as costs of the offering. Please advise or revise accordingly.
Exhibit 23.1
Consent of Independent Registered Public Accounting Firm, page X-23

15. Please provide a consent with a conformed signature of the name of the accounting firm providing the consent.

       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related
 June 2, 2025
Page 4

matters. Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Mitchell Lampert